SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

PUBLIC STORAGE PROPERTIES, LTD., a California Limited Partnership, PUBLIC STORAGE PROPERTIES IV, LTD., a California Limited Partnership, PUBLIC STORAGE PROPERTIES V, LTD., a California Limited Partnership

                          (Names of Subject Companies)

CMG PARTNERS, LLC, a Washington limited liability company, CMG VENTURES, LLC, a Washington limited liability company, CMG ACQUISITION FUND I, LLC, a Washington limited liability company, CMG ACQUISITION FUND II, LLC, a Washington limited liability company, CMG ACQUISITION FUND III, LLC, a Washington limited liability company, and CMG SPECIAL FUND, LLC, a Washington limited liability company.

                                    (Bidders)

                     Units of Limited Partnership Interests
                         (Title of Class of Securities)

           Subject Company                                  CUSIP Number

PUBLIC STORAGE PROPERTIES, LTD., a California Limited Partnership
PUBLIC STORAGE PROPERTIES IV, LTD., a California Limited Partnership PUBLIC STORAGE PROPERTIES V, LTD., a California Limited Partnership

                    (CUSIP Numbers of Classes of Securities)
                             ------------------

                                    Copy to:

            Mark Swenson                         Craig B. Smith, Esquire
            CMG Partners, LLC                    Smith, Katzenstein & Furlow LLP
            999 3rd Avenue, Suite 3800           800 Delaware Avenue
            Seattle, Washington 98104            P.O. Box 410
            (206) 694-4530                       Wilmington, Delaware 19899
                                                 (302) 652-8400

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidders)

                            CALCULATION OF FILING FEE

Subject                              Transaction    Amount of
Company                               Valuation*   Filing Fee
-----------------------------------  ------------  -----------
PUBLIC STORAGE PROPERTIES, LTD.,
   a California Limited Partnership  $  1,086,000  $     99.91


PUBLIC STORAGE PROPERTIES IV, LTD.,
   a California Limited Partnership  $  1,105,000  $    101.66
PUBLIC STORAGE PROPERTIES V, LTD.,
   a California Limited Partnership  $  1,086,000  $     99.91
                                     ------------  -----------
Total                                $  3,277,000  $    301.48


     * For purposes of calculating the filing fee only. Assumes the purchase of the numbers of Units at the cash purchase prices set forth below for each of the subject companies.

Subject                                  Offer Price   Maximum Number
Company                                    Per Unit    of Units Sought
---------------------------------------  ------------  ---------------
PUBLIC STORAGE PROPERTIES, LTD.,
    a  California  Limited  Partnership  $        905            1,200
PUBLIC STORAGE PROPERTIES IV, LTD.,
    a  California  Limited  Partnership  $      1,105            1,000
PUBLIC STORAGE PROPERTIES V, LTD.,
    a  California  Limited  Partnership  $        905            1,200


[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount  Previously  Paid:
Form  or  Registration  Number:
Filing  Party:
Date  Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third  party  tender  offer  subject  to  Rule  14d-1.
[ ]  issuer  tender  offer  subject  to  Rule  13e-4.
[ ]  going  private  transaction  subject  to  Rule  13e-3
[ ]  amendment  to  Schedule  13D  under  Rule  13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer by CMG PARTNERS, LLC, a Washington limited liability company, CMG VENTURES, LLC, a Washington limited liability company, CMG ACQUISITION FUND I, LLC, a Washington limited liability company, CMG ACQUISITION FUND II, LLC, a Washington limited liability company, CMG ACQUISITION FUND III, LLC, a Washington limited liability company, and CMG SPECIAL FUND, LLC, a Washington limited liability company (collectively the "Purchasers") to purchase up to the numbers of Units of Limited Partnership Interest ("Units") at the cash purchase prices set forth below for each of the subject companies (collectively the "Partnerships" and each a "Partnership"), less the amount of any distributions declared or made with respect to the Units of a Partnership between September 15, 2002 and December 15, 2002 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated October 8, 2002 (the "Offer Date") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

              Subject                    Offer Price   Maximum Number    Total Number of
              Company                      Per Unit    of Units Sought  Units Outstanding
---------------------------------------  ------------  ---------------  -----------------
PUBLIC STORAGE PROPERTIES, LTD.,
    a  California  Limited  Partnership  $        905            1,200             20,000
PUBLIC STORAGE PROPERTIES IV, LTD.,
    a  California  Limited  Partnership  $      1,105            1,000             40,000
PUBLIC STORAGE PROPERTIES V, LTD.,
    a  California  Limited  Partnership  $        905            1,200             44,000


As noted above, the Offer price for a Partnership's Units is subject to reduction for cash distributions made or declared by the Partnership on or after September 15, 2002, and prior to the Expiration Date. Any distributions, whether in cash, securities or other property, made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, will be assigned by tendering Unit holders to the Purchasers. Tender of Units will include the tender of any and all securities into which the Units may be converted or exchanged, and any securities or property (other than cash) distributed with respect to the Units by way of dividend, return of capital or otherwise, from and after September 15, 2002. The number of Units subject to the Offer may be reduced to the extent that any Partnership's limited partnership agreement would prohibit the transfer of Units pursuant to the Offer which, when added to the number of all other Units transferred within the 12 months preceding the closing of the Offer, would equal or exceed 50% of the total outstanding Units for that period, and the Partnership's General Partner elects to enforce such a prohibition.

The Purchasers and their affiliates currently beneficially own no Units. The total maximum number of Units sought for each Partnership is set forth above. The total number of outstanding Units reported by each Partnership as of the date of its most recently filed annual report on Form 10-K is set forth above.

Unless a holder of Units in Public Storage Properties, Ltd. is tendering all of the holder's Units, the holder may not tender a number of Units that would result in the holder owning less than five (5) Units (three (3) Units if the tendering Unit holder is an Individual Retirement Account established under
Section 408 of the Internal Revenue Code). Unless a holder of Units in Public Storage Properties IV, Ltd. or Public Storage Properties V, Ltd. is tendering all of the holder's Units, the holder may not tender a number of Units that would result in the holder owning less than five (5) Units (ten (10) Units if the tendering Unit holder is a resident of Illinois). The Purchasers will not accept tenders of fractional Units. The Purchasers reserve the right to reject tenders of less than five (5) Units in a Partnership unless the tendering Unit holder is tendering all of such Unit holder's Units in a Partnership.

Consummation of the Offers, if all Units sought are tendered, would require payment by the Purchasers of an aggregate purchase price of $3,277,000, which the Purchasers expect to fund out of their current working capital, existing capital commitments and other existing capital resources.

The address and telephone number of each Partnership's principal executive office are: 701 Western Avenue, Glendale, California 91201; (818) 244-8080.

ITEMS  1  THROUGH  11.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 11, inclusive, of this Statement.

ITEM  12.  EXHIBITS.

(a)(1)  Offer  to  Purchase  dated  October  8,  2002

(a)(2)  Form  of  Letter  of  Transmittal

(a)(3)  Form  of  Letter  to  Unit  holders  dated  October  8,  2002

(a)(4)  Advertisement

(b)-(h)  Not  applicable.

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 8, 2002

CMG PARTNERS, LLC

           By: CMG Advisors, LLC, as Manager

           By:  /s/ Mark J. Swenson
                ---------------------------------------
                Mark J. Swenson, Managing ember

CMG  VENTURES,  LLC

           By:  CMG  Advisors,  LLC,  as  Manager

           By:  /s/  Mark J. Swenson
                ---------------------------------------
                Mark J. Swenson, Managing Member

CMG  ACQUISTION  FUND  I,  LLC

           By:  CMG  Advisors,  LLC,  as  Manager

           By:  /s/ Mark J. Swenson
                ---------------------------------------
                Mark J. Swenson, Managing Member

CMG  ACQUISTION  FUND  II,  LLC

           By:  CMG Advisors, LLC, as Manager

           By:  /s/ Mark J. Swenson
                ---------------------------------------
                Mark J. Swenson, Managing Member

CMG  ACQUISTION  FUND  III,  LLC

           By:  CMG Advisors, LLC, as Manager

           By:  /s/ Mark J. Swenson
                ---------------------------------------
                Mark J. Swenson, Managing Member

CMG  SPECIAL  FUND,  LLC

           By:  CMG Advisors, LLC, as Manager

           By:  /s/  Mark J. Swenson
                ---------------------------------------
                Mark J. Swenson, Managing Member

                                  EXHIBIT INDEX


Exhibit   Description                                           Page
--------  ----------------------------------------------------  ----
  (a)(1)  Offer to Purchase dated October 8, 2002

  (a)(2)  Form of Letter of Transmittal

  (a)(3)  Form of Letter to Unit holders dated October 8, 2002

  (a)(4)  Advertisement

Exhibit  (a)(1)

                          OFFERS TO PURCHASE FOR CASH
                            LIMITED PARTNERSHIP UNITS
                                       OF
       PUBLIC STORAGE PROPERTIES, LTD., A CALIFORNIA LIMITED PARTNERSHIP;
    PUBLIC STORAGE PROPERTIES IV, LTD., A CALIFORNIA LIMITED PARTNERSHIP; AND
       PUBLIC STORAGE PROPERTIES V, LTD., A CALIFORNIA LIMITED PARTNERSHIP

                                       BY

      CMG PARTNERS, LLC, CMG VENTURES, LLC, CMG ACQUISITION FUND I, LLC, CMG ACQUISTION FUND II, LLC, CMG ACQUISITION FUND III, LLC, AND CMG SPECIAL FUND,
                                       LLC

                         (collectively the "Purchasers")

THE OFFERS, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, PACIFIC TIME, ON DECEMBER 15, 2002, UNLESS THE OFFER IS EXTENDED.

The Purchasers hereby seek to acquire units of limited partnership interest (the "Units") in each of PUBLIC STORAGE PROPERTIES, LTD., a California Limited Partnership ("PSP"); PUBLIC STORAGE PROPERTIES IV, LTD., a California Limited Partnership ("PSP IV"); and PUBLIC STORAGE PROPERTIES V, LTD., a California
Limited Partnership ("PSPV") (each, a "Partnership," and together, the "Partnerships"). The Purchasers are not affiliated with any of the Partnerships or any general partner of any of the Partnerships (collectively, the "General Partners").

The Purchasers hereby offer to purchase up to the maximum number of Units of each Partnership (the "Maximum Offer" for each Partnership) at the respective purchase prices set forth in the table below, less the amount of any cash distributions declared or made with respect to the Units on or after September 15, 2002 and prior to December 15, 2002, or such other date to which this Offer may be extended (the "Expiration Date"), in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offers"). The Offer price for any Partnership's Units is thus subject to reduction for cash distributions made or declared by that Partnership prior to the Expiration Date. Any distributions, whether of cash, securities or other property, made or declared after the Expiration Date will, by the terms of the Offers and as set forth in the Letter of Transmittal, be assigned by tendering Unit holders to the Purchasers. Tender of Units will include the tender of any and all securities into which the Units may be converted or exchanged, and any securities or other property (other than cash) distributed with respect to the Units from and after September 15, 2002.

            Subject                      Offer Price   Maximum Number    Total Number of
            Company                        Per Unit    of Units Sought  Units Outstanding
---------------------------------------  ------------  ---------------  -----------------
PUBLIC STORAGE PROPERTIES, LTD.,
    a  California  Limited  Partnership  $        905            1,200             20,000
PUBLIC STORAGE PROPERTIES IV, LTD.,
    a  California  Limited  Partnership  $      1,105            1,000             40,000
PUBLIC STORAGE PROPERTIES V, LTD.,
    a  California  Limited  Partnership  $        905            1,200             44,000


Each Offer for Units of a Partnership is independent of the Offers for Units of the other Partnerships made hereby, and may, subject to the terms and conditions set forth in the Offer to Purchase and such accompanying documents, be completed or terminated or withdrawn independently of the result of any other Offer. Holders of Units in more than one Partnership may tender all or a portion of their Units in any or all of such Partnerships. The number of Units subject to the Offer may be reduced to the extent that any Partnership's limited partnership agreement would prohibit the transfer of Units pursuant to the Offer which, when added to the number of all other Units transferred within the 12 months preceding the closing of the Offer, would equal or exceed 50% of the total outstanding Units for that period, and the Partnership's General Partner elects to enforce such a prohibition.

Holders of Units ("Unit holders") are urged to consider the following factors:

     - Unit holders who tender their Units in a Partnership will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Partnership, and the purchase price per Unit payable to a tendering Unit holder by the Purchasers may be less than the total amount which might otherwise be received by the Unit holder with respect to the Unit over the remaining term of the Partnership.

     - The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price per Unit, the Purchasers are motivated to establish the lowest price which might be acceptable to Unit holders consistent with the Purchasers' objectives. There is no public market for the Units, and neither the Unit holders nor the Purchasers have any accurate means for determining the actual present value of the Units. Although there can be no certainty as to the actual present value of the Units, purchase prices offered by the Purchasers are less than the Purchasers' estimates of the net liquidation values of each Partnership's assets but are believed generally comparable to or higher than prices reported in connection with limited secondary market sales of Units. See "Introduction - Establishment of Purchase Prices."

     - Following consummation of the Offer, the Purchasers will not likely be in a position to influence Partnership decisions on which Unit holders may vote. The Purchasers will vote the Units acquired in the Offer in their own interests, which may be different from or may conflict with the interests of the remaining Unit holders.

     - Unless a holder of Units in Public Storage Properties, Ltd. is tendering all of the holder's Units, the holder may not tender a number of Units that would result in the holder owning less than five
          (5) Units (three (3) Units if the tendering Unit holder is an Individual Retirement Account established under Section 408 of the Internal Revenue Code). Unless a holder of Units in Public Storage Properties IV, Ltd. or Public Storage Properties V, Ltd. is tendering all of the holder's Units, the holder may not tender a number of Units that would result in the holder owning less than five (5) Units (ten
          (10) Units if the tendering Unit holder is a resident of Illinois). The Purchasers will not accept tenders of fractional Units. The Purchasers reserve the right to reject tenders of less than five (5) Units in a Partnership unless the tendering Unit holder is tendering all of such Unit holder's Units in a Partnership.

     - The Purchasers may accept only a portion of the Units tendered by a Unit holder in the event the number of Units of any Partnership tendered to the Purchasers would otherwise cause the total number of Units of that Partnership transferred within 12 months to exceed 50% of its outstanding Units and the General Partner of that Partnership elects to enforce a restriction on transfers of Units in excess of 50% of the total outstanding.

     - Payment for Units accepted for purchase may be delayed until the Purchasers have received written confirmation from the Partnership's transfer agent that the assignment of the Units to the Purchasers has been accepted by the Partnership.

     - The Depositary, CMG Partners, LLC, is one of the Purchasers. No independent party will hold securities tendered until the offer closes and payment is made. Because there is no independent intermediary to hold the Purchasers' funds and tendered securities, the Purchasers may have access to the securities before all conditions to the Offer have been satisfied and selling Unit holders have been paid.

THE OFFER TO PURCHASE IS NOT CONDITIONED UPON ANY MINIMUM AGGREGATE NUMBER OF UNITS BEING TENDERED. IF MORE UNITS OF A PARTNERSHIP THAN THE MAXIMUM OFFER FOR THAT PARTNERSHIP ARE VALIDLY TENDERED AND NOT WITHDRAWN, THE PURCHASERS WILL ACCEPT FOR PURCHASE UNITS EQUAL TO THE MAXIMUM OFFER FROM TENDERING UNIT HOLDERS ON A PRO RATA BASIS, SUBJECT TO THE TERMS AND CONDITIONS HEREIN. A UNIT HOLDER MAY TENDER ANY OR ALL UNITS OWNED BY SUCH UNIT HOLDER.

The Purchasers expressly reserve the right, in their sole discretion, at any time and from time to time, (i) to extend the period of time during which any Offers are open and thereby delay acceptance for payment of, and the payment for, any Units, (ii) upon the occurrence of any of the conditions specified in
Section 13 of this Offer to Purchase, to terminate an Offer and not accept for payment any Units not theretofore accepted for payment or paid for, or to delay the acceptance for payment of, or payment for, any Units not theretofore accepted for payment or paid for, and (iii) to amend an Offer in any respect. Notice of any such extension, termination or amendment will promptly be disseminated to Unit holders in a manner reasonably designed to inform Unit holders of such change in compliance with Rule 14d-4(c) under the Securities Exchange Act of 1934 (the "Exchange Act"). In the case of an extension of the Offer, such extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., Eastern Time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

October  8,  2002

IMPORTANT

Any Unit holder desiring to tender any or all of such Unit holder's Units in a Partnership should complete and sign the Letter of Transmittal relating to Units in that Partnership (a copy of which is enclosed with this Offer to Purchase) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and any other required documents to CMG Partners, LLC (the "Depositary"), one of the Purchasers, at the address set forth below.

                                CMG PARTNERS, LLC
                           999 3rd Avenue, Suite 3800
                            Seattle, Washington 98104
                             Telephone: 888-414-8029

Questions or requests for assistance or additional copies of this Offer to Purchase or the Letter of Transmittal may be directed to the Purchasers at 888-414-8029.

NO  PERSON  HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION
ON BEHALF OF THE PURCHASERS OR TO PROVIDE ANY INFORMATION OTHER THAN THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE AND RELATED LETTER OF
TRANSMITTAL.  NO  SUCH  RECOMMENDATION,  INFORMATION  OR  REPRESENTATION  MAY BE
RELIED  UPON  AS  HAVING  BEEN  AUTHORIZED.

The Partnerships are subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Such reports and other information are available on the Commission's electronic data gathering and retrieval (EDGAR) system, at its internet web site at www.sec.gov, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and are available for inspection and copying at the regional offices of the Commission located at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604 and at 233 Broadway, New York, New York 10279. Copies of such material can also be obtained from the Public
Reference  Room  of  the  Commission  in  Washington,  D.C. at prescribed rates.

The Purchasers have filed with the Commission a Tender Offer Statement on Schedule TO (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to an Offer. Such statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the Commission in the manner specified above.

                                TABLE OF CONTENTS


                                                                        Page
SUMMARY TERM SHEET . . . . . . . . . . . . . . . . . . . . . . . . . .     6

INTRODUCTION . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    10
               Establishment of the Offer Prices . . . . . . . . . . .    11
               General Background Information. . . . . . . . . . . . .    13

TENDER OFFER . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    14

Section 1      Terms of the Offers . . . . . . . . . . . . . . . . . .    14
Section 2      Proration; Acceptance for Payment and Payment for Units    14
Section 3      Procedures for Tendering Units. . . . . . . . . . . . .    15
Section 4      Withdrawal Rights . . . . . . . . . . . . . . . . . . .    17
Section 5      Extension of Tender Period; Termination; Amendment. . .    17
Section 6      Certain Federal Income Tax Consequences.. . . . . . . .    18
Section 7      Effects of the Offers.. . . . . . . . . . . . . . . . .    19
Section 8      Future Plans. . . . . . . . . . . . . . . . . . . . . .    20
Section 9      The Business of the Partnership . . . . . . . . . . . .    21
Section 10     Conflicts of Interest . . . . . . . . . . . . . . . . .    21
Section 11     Certain Information Concerning the Purchasers . . . . .    21
Section 12     Source of Funds . . . . . . . . . . . . . . . . . . . .    22
Section 13     Conditions of the Offers. . . . . . . . . . . . . . . .    22
Section 14     Certain Legal Matters . . . . . . . . . . . . . . . . .    24
Section 15     Fees and Expenses . . . . . . . . . . . . . . . . . . .    24
Section 16     Miscellaneous . . . . . . . . . . . . . . . . . . . . .    25

Schedule  I  -  The  Purchasers  and  Their  Respective  Principals

                               SUMMARY TERM SHEET

The Purchasers are offering to purchase Units of three different Partnerships for cash. The following are some of the questions that you, as a Unit holder of one or more of the Partnerships may have and answers to those questions. The information in this summary is not complete, and we urge you to read carefully the remainder of this Offer to Purchase and the accompanying Letter of Transmittal.

WHO  IS  OFFERING  TO  BUY  MY  SECURITIES?

The Offers to purchase Units are being made by CMG PARTNERS, LLC, CMG VENTURES, LLC, CMG ACQUISITION FUND I, LLC, CMG ACQUISITION FUND II, LLC, CMG ACQUISITION FUND III, LLC, and CMG SPECIAL FUND, LLC. Each of the Purchasers is a private investment fund. The Purchasers are, directly or indirectly, under the common management of Mark J. Swenson and Steven C. Gregory. See "Section11. Certain Information Concerning the Purchasers" and Schedule I to this Offer to Purchase. None of the Purchasers, Mr. Swenson or Mr. Gregory is affiliated with any of the Partnerships or their respective General Partners.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFERS?

We are seeking to purchase Units of limited partnership interest of each of the Partnerships, which are the "Units" issued to public investors in the Partnerships. We are offering to buy up to 1,200 Units of PSP, up to 1,000 Units of PSP IV and up to 1,200 Units of PSP V. See "Introduction."

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

We are offering to pay the offer prices for each Partnership's Units as set forth below and on the cover of this Offer to Purchase, net to you in cash, less the amount of any cash distributions declared or made with respect to the Units between September 15, 2002 and the date the Offers expires. The Offer price will be reduced by the amount of any such cash distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date would, by the terms of the Offers and as set forth in the Letter of Transmittal, be assigned by tendering Unit holders to the Purchasers. Your tender of Units will include, however, the tender of any and all securities into which the Units may be converted or exchanged, and any securities or other property (other than cash) distributed with respect to the Units from and after September 15, 2002. If you tender your Units to us in an Offer, you will not have to pay brokerage fees, transfer fees or similar expenses. The Offer for Units of each Partnership is independent of the other Offers, but are combined in this single document for purposes of convenience. Holders of Units in more than one Partnership may tender all or a portion of their Units in any or all of the Partnerships, subject to certain limitations described under "WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFERS?" below. The prices per Unit we are offering to pay for each Partnership are:

Subject                                        Offer Price   Maximum Number
Company                                          Per Unit    of Units Sought
---------------------------------------------  ------------  ---------------
PUBLIC STORAGE PROPERTIES, LTD.,
    a  California  Limited  Partnership        $        905            1,200
PUBLIC STORAGE PROPERTIES IV, LTD.,
    a  California  Limited  Partnership        $      1,105            1,000
PUBLIC STORAGE PROPERTIES V, LTD.,
          a  California  Limited  Partnership  $        905            1,200


See  "Introduction."

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

If the total amount of Units subject to the offer is purchased, our total capital commitment will be approximately $3,277,000, plus additional estimated expenses of $20,000. We have aggregate assets in excess of $9 million and believe we have the capital, as well as access to other capital and credit sources, sufficient to fund the entire offer amount. See "Section 11. Certain Information Concerning the Purchasers" and "Section 12. Source of Funds."

IS THE FINANCIAL CONDITION OF THE BIDDERS RELEVANT TO MY DECISION ON WHETHER TO TENDER IN THE OFFERS?

This is a cash offer that is not conditioned on financing being available. We believe we have adequate liquid resources to fund anticipated purchases, and we have no intention to take control of any of the Partnerships. Accordingly, we believe that other information concerning our financial condition has little relevance to your decision. See "Section 11. Certain Information Concerning the Purchasers" and "Section 12. Source of Funds."

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFERS?

You will have at least until 12:00 midnight, Pacific Daylight Time, on December 15, 2002, to decide whether to tender your Units in the Offers. See "Section 1. Terms of the Offer" and "Section 5. Extension of Tender Period; Termination; Amendment."

CAN THE OFFERS BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

We may in our sole discretion extend any Offer. See "Section 5. Extension of Tender Period; Termination; Amendment."

HOW WILL I BE NOTIFIED IF AN OFFER IS EXTENDED?

If we extend an Offer, we will make a public announcement of the extension, not later than 9:00 a.m., Eastern Daylight Time, on the day after the day on which the Offer was scheduled to expire. See "Section 5. Extension of Tender Period; Termination; Amendment."

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFERS?

There are no conditions to the Offers based on an aggregate minimum number of Units tendered, the availability of financing or otherwise determined by the success of any offer. However, we may not be obligated to purchase any Units in the event certain conditions occur, such as legal or government actions which would prohibit the purchase. Furthermore, we are not obligated to purchase any Units which are validly tendered if, among other things, there is a material adverse change in the issuing Partnership or its business. See "Section 13. Conditions of the Offers."

Unless a holder of Units in Public Storage Properties, Ltd. is tendering all of the holder's Units, the holder may not tender a number of Units that would result in the holder owning less than five (5) Units (three (3) Units if the tendering  Unit  holder  is  an  Individual Retirement Account established under
Section 408 of the Internal Revenue Code). Unless a holder of Units in Public Storage Properties IV, Ltd. or Public Storage Properties V, Ltd. is tendering all of the holder's Units, the holder may not tender a number of Units that would result in the holder owning less than five (5) Units (ten (10) Units if the tendering Unit holder is a resident of Illinois). Unit holders may not tender fractional Units. The foregoing restrictions are contained in the limited partnership agreements for the respective Partnerships. Accordingly, we will not accept tenders of fractional Units. In addition, we reserve the right to reject tenders of less than five (5) Units in a Partnership unless the tendering Unit holder is tendering all of such Unit holder's Units in a Partnership. See "Section 13. Conditions of the Offers."

HOW  DO  I  TENDER  MY  UNITS?

To tender your Units, you must deliver a completed Letter of Transmittal to the Depositary at: CMG Partners, LLC, 999 3rd Avenue, Suite 3800, Seattle,
Washington 98104 (telephone: 888-414-8029) no later than the time an Offer expires. See "Section 3. Procedures for Tendering Units."

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED UNITS?

You can withdraw previously tendered Units at any time until an Offer has expired, and following expiration of an Offer you can withdraw your tendered Units at any time until we do accept your Units for payment. See "Section 4. Withdrawal Rights."

HOW  DO  I  WITHDRAW  PREVIOUSLY  TENDERED  UNITS?

To withdraw Units, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw the Units. See "Section 4. Withdrawal Rights."

WHAT DOES THE PARTNERSHIPS' GENERAL PARTNER THINK OF THE OFFERS?

We have not sought the approval or disapproval of the General Partner of each of the Partnerships. The General Partner may be expected to respond with the Partnerships' positions on the Offers in the next two weeks.

WILL  THE  PARTNERSHIPS  CONTINUE  AS  PUBLIC  COMPANIES?

Unless the total number of Unit holders in a Partnership were to fall below 500, the Partnership would continue as a public reporting company. Based on the number of Units of each Partnership currently outstanding and the number of Units of each Partnership that we are offering to purchase, we do not believe that the Offers will result in a reduction in the total number of Unit holders in any of the Partnerships to below 500. See "Section 7. Effects of the Offers."

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFERS AFFECT MY UNITS?

We do not expect that Units held by non-tendering Unit holders will be affected by the completion of the Offers. If all Units we are offering to purchase were tendered and purchased, we would own approximately 6% of the outstanding Units of PSP, approximately 2.5% of the outstanding Units of PSP IV, and approximately 2.7% of the outstanding Units of PSP V. In each of the Partnerships other than PSP, the General Partner alone or together with its affiliates owns more than a majority of the outstanding Units. The General Partner of PSP owns approximately 31.4% of its outstanding Units. Accordingly, the Purchasers will not have the ability to exercise any control over or make any change to the operations or management of any of the Partnerships even if the maximum number of Units in each Partnership is purchased pursuant to the Offers. We do not believe that following our acquisition of Units pursuant to the Offers our interests will differ in any material way from those of current Unit holders unaffiliated with the General Partners. See "Section 7. Effects of the Offers" and "Section 8. Future Plans."

WHAT ARE THE PURCHASERS' FUTURE INTENTIONS CONCERNING THE PARTNERSHIPS?

We have no present intention to seek control of any Partnership or to change the management or operations of any Partnership. Although we do not have any present intention to take any action with respect to management or control of the Partnerships, we will exercise our rights as limited partners to vote as we deem in our best interests on matters subject to a limited partner vote, including any vote affecting the sale of a Partnership's properties and the liquidation and dissolution of the Partnership. See "Section 8. Future Plans."

WHAT IS THE MARKET VALUE OF MY UNITS?

According to the Partnerships' General Partners, there is no public trading market for the Units. It is not anticipated that a public market for the Units will develop. Information concerning the limited secondary market trading prices is included in the Offer to Purchase under the caption "Establishment of the Offer Prices." The offering price for Units in each Offer was determined by the Purchasers and may not reflect the actual value of such Units. See "Introduction - Establishment of the Offer Prices."

WHO CAN ANSWER MY QUESTIONS ABOUT THE TENDER OFFER?

You  can  call  us  at  888-414-8029.

                                  INTRODUCTION

The Purchasers hereby offer to purchase up to the number of Units of each Partnership (the "Maximum Offer") at the prices set forth below (the "Offer Price"), less the amount of any cash distributions declared or paid with respect to the Units between September 15, 2002, and the Expiration Date, in cash, without interest, upon the terms and subject to the conditions set forth in the Offers. The Purchasers are unaware of any distributions declared or paid since September 15, 2002. Unit holders who tender their Units will not be obligated to pay any Partnership transfer fees, or any other fees, expenses or commissions in connection with the tender of Units. The Purchasers will pay all such costs and all charges and expenses incurred by the Depositary in connection with the Offers. Tender of Units will include the tender of any and all securities into which the Units may be converted or exchanged, and any securities or other property (other than cash) distributed with respect to the Units from and after September 15, 2002.

            Subject                      Offer Price   Maximum Number
            Company                        Per Unit    of Units Sought
---------------------------------------  ------------  ---------------
PUBLIC STORAGE PROPERTIES, LTD.,
    a  California  Limited  Partnership  $        905            1,200
PUBLIC STORAGE PROPERTIES IV, LTD.,
    a  California  Limited  Partnership  $      1,105            1,000
PUBLIC STORAGE PROPERTIES V, LTD.,
    a  California  Limited  Partnership  $        905            1,200


For  further  information  concerning  the  Purchasers, see Section 11 below and
Schedule  I.

None of the Purchasers is affiliated with any of the Partnerships or any of their respective General Partners. The address of the Partnerships' principal executive offices is 701 Western Avenue, Glendale, California 91201, and their telephone number is (818) 244-8080.

Unit holders are urged to consider the following factors:

     - Unit holders who tender their Units in a Partnership will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Partnership, and the purchase price per Unit payable to a tendering Unit holder by the Purchasers may be less than the total amount which might otherwise be received by the Unit holder with respect to the Unit over the remaining term of the Partnership.

     - The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price per Unit, the Purchasers are motivated to establish the lowest price which might be acceptable to Unit holders consistent with the Purchasers' objectives. There is no public market for the Units, and neither the Unit holders nor the Purchasers have any accurate means for determining the actual present value of the Units. Although there can be no certainty as to the actual present value of the Units, purchase prices offered by the Purchasers are less than the Purchasers' estimates of the net liquidation values of each Partnership's assets but are believed to be generally comparable to or higher than the prices reported in connection with limited secondary market sales of Units. See "Establishment of the Offer Prices" below.

     - Following consummation of the Offer, the Purchasers will not likely be in a position to influence Partnership decisions on which Unit holders may vote. The Purchasers will vote the Units acquired in the Offer in their own interests, which may be different from or may conflict with the interests of the remaining Unit holders.

     - Unless a holder of Units in Public Storage Properties, Ltd. is tendering all of the holder's Units, the holder may not tender a number of Units that would result in the holder owning less than five
          (5) Units (three (3) Units if the tendering Unit holder is an Individual Retirement Account established under Section 408 of the Internal Revenue Code). Unless a holder of Units in Public Storage Properties IV, Ltd. or Public Storage Properties V, Ltd. is tendering all of the holder's Units, the holder may not tender a number of Units that would result in the holder owning less than five (5) Units (ten
          (10) Units if the tendering Unit holder is a resident of Illinois). The Purchasers will not accept tenders of fractional Units. The Purchasers reserve the right to reject tenders of less than five (5) Units in a Partnership unless the tendering Unit holder is tendering all of such Unit holder's Units in a Partnership.

     - The Purchasers may accept only a portion of the Units tendered by a Unit holder in the event the number of Units of any Partnership tendered to the Purchasers would otherwise cause the total number of Units of that Partnership transferred within 12 months to exceed 50% of its outstanding Units and the General Partner of that Partnership elects to enforce a restriction on transfers of Units in excess of 50% of the total outstanding.

     - Payment for Units accepted for purchase may be delayed until the Purchasers have received written confirmation from the Partnership's transfer agent that the assignment of the Units to the Purchasers has been accepted by the Partnership.

     - The Depositary, CMG Partners, LLC, is one of the Purchasers. No independent party will hold securities tendered until the offer closes and payment is made. Because there is no independent intermediary to hold the Purchasers' funds and tendered securities, the Purchasers may have access to the securities before all conditions to the Offer have been satisfied and selling Unit holders have been paid.

The Offers will provide Unit holders with an opportunity to liquidate their investment without the usual transaction costs associated with market sales. Unit holders may have a more immediate need to use the cash now tied up in an investment in the Units and wish to sell them to the Purchasers. Unit holders who sell all of their Units will also eliminate the need to file form K-1 information for the Partnership with their federal tax returns for years following the year in which the sale of their Units takes place.

ESTABLISHMENT  OF  THE  OFFER  PRICES

In determining the Offer Price for Units of each Partnership, the Purchasers analyzed a number of quantitative and qualitative factors, including: (i) the lack of a secondary market for resales of the Units and the resulting lack of liquidity of an investment in the Partnerships; (ii) the estimated value of each Partnership's assets; and (iii) the costs to the Purchasers associated with acquiring the Units. The Purchasers have used published information about the value of the Partnerships' assets, the limited prices in secondary market trading in Units and its estimated costs in relation to anticipated results of its Offers to calculate prices which they believe may be attractive to Unit holders wishing to sell Units, but that at the same time provide a potential profit to Purchasers from the holding of these illiquid securities.

Each of the Partnerships made the following statement in its annual report on Form 10-K for the year ended December 31, 2001: "The Units are not listed on any national securities exchange or quoted on the NASDAQ System and there is no established public trading market for the Units. Secondary sales activity for the Units has been limited and sporadic." The lack of any public market for the sale of Units means that Unit holders have limited alternatives if they seek to sell their Units. As a result of such limited alternatives for Unit holders, the Purchasers may not need to offer as high a price for the Units as they would otherwise. On the other hand, the Purchasers take a greater risk in establishing a purchase price as there is no prevailing market price to be used for reference and the Purchasers themselves will have limited liquidity for the Units upon consummation of the purchase. Sales of Units on secondary markets are limited and sporadic. In the opinion of the Purchasers, the reported trading prices of such secondary market sales do not necessarily represent prices at which any willing seller and willing buyer would be able to execute a transaction at any given time.

The Purchasers review of Partnership Profiles, an independent secondary market reporting publication, found limited sales of Units reported on secondary markets during the period April 1 through July 31, 2002. The information published by Partnership Profiles is believed to be the product of their private market research and does not constitute the comprehensive transaction reporting of a securities exchange. Accordingly, the Purchasers do not know whether the foregoing information is accurate or complete. Set forth below is a table stating the original price at which Units in each of the Partnerships were sold to investors and trading prices and volumes for Units reported by Partnership
Profiles  for  the  period  April  1  through  July  31,  2002:

                                                                   Per Unit (high/low)
                                              Original Offer      Trading Prices April 1   Number of
Partnership                                   Price Per Unit         to July 31, 2002     Units Traded
----------------------------------------  -----------------------    -----------------    ------------
PUBLIC STORAGE PROPERTIES, LTD.,
    a  California  Limited  Partnership   $                   500    $        700/$675            71
PUBLIC STORAGE PROPERTIES IV, LTD.,
    a  California  Limited  Partnership   $                   500    $ 1186.40/$927.06           130
PUBLIC STORAGE PROPERTIES V, LTD.,
    a  California  Limited  Partnership   $                   500    $        600/$560           110


The Purchasers are offering to purchase Units which are an illiquid investment and are not offering to purchase the Partnerships' underlying assets. The assets of each Partnership may not be liquidated for an indefinite period of time. Accordingly, the underlying asset value of the Partnerships is only one factor used by the Purchasers in arriving at the Offer Prices. However, in the absence of substantial trading price information, the Purchasers estimate of the net asset value of each Partnership may be relevant to Unit holders' review of the Offer Price. Using publicly available information concerning each Partnership contained in the Partnership's Form 10-K for the fiscal year ended December 31, 2001, and the quarterly report for the quarter ended June 30, 2002, the Purchasers derived an estimated net asset value for the Units. The Purchasers are not qualified as real estate appraisers and have relied solely on publicly available information in making their estimate of the value of each Partnership's assets. Furthermore, none of the Partnerships has not announced any plans to liquidate its assets. The Purchasers estimated value of each Partnership's assets was calculated solely for purposes of formulating their offer and cannot be relied upon as representing an amount which might actually be realized upon a liquidation of the Partnership's assets, whether now or at any time in the future.

In determining their estimated value of the Units, the Purchasers first calculated the "Estimated Net Sales Value" of the Partnership's real property investments. The Estimated Net Sales Value was determined by first determining the properties' net operating income ("NOI"). The NOI was calculated by subtracting from rental income the property operating expenses. This NOI was then divided by a 13.5% capitalization rate (the "Cap Rate") and the result reduced by 1.5% to take into account the estimated closing costs which would be incurred upon sale by the Partnership of the property, including brokerage commissions, title costs, surveys, appraisals, legal fees and transfer taxes.

The Purchasers believe that the Cap Rate utilized is within a range of capitalization rates currently employed in the marketplace for properties of similar type, age and quality. The utilization of different capitalization rates, however, could also be appropriate. In this regard, Unit holders should be aware that the use of a lower capitalization rate would result in a higher Estimated Net Sales Value.

To determine the Estimated Liquidation Value of each Partnership's assets, the Purchasers added to the Estimated Net Sales Value of the Partnership's properties the net current assets of the Partnership as reported by the Partnership in its Form 10-Q for the quarter ended June 30, 2002. None of the Partnerships is subject to any mortgage debt, according to each Partnership's most recent Form 10-K. The Purchasers then calculated the amount of the balance allocable to the Units under the Partnership's limited partnership agreement. The Offer Price for each Partnership's Units, and the Purchasers' Estimated
Liquidation  Value  of  each  Partnership's  assets  are  as  follows:

                                             Offer Price        Purchasers' Estimate
Partnership                                    Per Unit         of Liquidation Value
---------------------------------------  ---------------------  ---------------------
PUBLIC STORAGE PROPERTIES, LTD.,
    a  California  Limited  Partnership  $                 905  $               1,350
PUBLIC STORAGE PROPERTIES IV, LTD.,
    a  California  Limited  Partnership  $               1,105  $               1,450
PUBLIC STORAGE PROPERTIES V, LTD.,
    a  California  Limited  Partnership  $                 905  $               1,125

The Purchasers emphasize that the above values were calculated by them solely for purposes of selecting an Offer Price. There can be no assurance as to the actual liquidation value of any Partnership's assets or as to the amount or timing of distributions of liquidation proceeds which may be received by Unit holders. None of the Partnerships has announced any pending offer to purchase its assets or any plan to liquidate its assets. Accordingly, there can be no assurance as to the availability or timing of any liquidation proceeds.

The Offer Prices represent the price at which the Purchasers are willing to purchase Units. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchasers or any affiliate of the Purchasers as to such fairness. Other measures of the value of the Units may be relevant to Unit holders. Unit holders are urged to consider carefully all of the information contained herein and consult with their own financial, tax and other advisors in evaluating the terms of the Offer before deciding whether to tender Units.

The Offers are not made with any current view toward or plan or purpose of acquiring Units in a series of successive and periodic offers. Nevertheless, the Purchasers reserve the right to gauge the response to this solicitation, and, if not successful in achieving the Maximum Offer for Units of any Partnership, may consider future offers. Factors affecting the Purchasers' future interest in acquiring additional Units include, but are not limited to, the relative success of the current Offers, any increase or decrease in the availability of capital for investment by the Purchasers, the current diversification and performance of each Purchaser's portfolio, the development of any public market in the Units or actions by unrelated parties to tender for or purchase Units, the status of and changes and trends in any Partnership's operations, announcement of pending property sales and the proposed terms of sales, and local and national real estate and financial market developments and trends.

GENERAL  BACKGROUND  INFORMATION

Certain information contained in this Offer to Purchase which relates to, or represents, statements made by the Partnerships or the General Partner, has been derived from information provided in reports filed by the Partnerships with the Securities and Exchange Commission.

The Purchasers and their affiliates currently beneficially own no Units. The number of Units subject to the Offers is limited to 1,200 Units of PSP, 1,000 Units of PSP IV and 1,200 Units of PSP V.

Tendering Unit holders will not be obligated to pay transfer fees, brokerage fees or commissions on the sale of the Units to the Purchasers pursuant to the Offers. The Purchasers will pay all charges and expenses incurred in connection with the Offers. The Purchasers desire to purchase all Units tendered by each Unit holder subject to (i) the maximum number of Units of each Partnership to be purchased pursuant to the Offers and (ii) pro ration in the event more than the maximum number of Units offered to be purchased in an Offer are tendered.

Each Offer is independent of the other Offers made hereby, and may, subject to the terms and conditions set forth in the Offer to Purchase and such accompanying documents, be completed or terminated or withdrawn independently of any other Offer. Holders of Units in more than one Partnership may tender all or a portion of their Units in any or all of such Partnerships.

If, prior to the Expiration Date, the Purchasers increase the consideration offered to Unit holders pursuant to any Offer, such increased consideration will be paid with respect to all Units that are purchased pursuant to the Offer, whether or not such Units were tendered prior to such increase in consideration.

Unit holders are urged to read this Offer to Purchase and the accompanying Letter of Transmittal carefully before deciding whether to tender their Units.

                                  TENDER OFFER

SECTION  1.  TERMS  OF  THE  OFFERS.

Upon the terms and subject to the conditions of the Offers, the Purchasers will accept for payment and pay for Units validly tendered on or prior to the Expiration Date and not withdrawn in accordance with Section 4 of this Offer to Purchase. The term "Expiration Date" shall mean 12:00 midnight, Pacific Time, on December 15, 2002, unless and until the Purchasers shall have extended the period of time for which an Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchasers, shall expire.

Each Offer is conditioned on satisfaction of certain conditions, which are set forth in full in Section 13 of this Offer to Purchase. The Purchasers reserve the right (but are not obligated), in their sole discretion and for any reason, to waive any or all of such conditions. If, by the Expiration Date, any or all of such conditions have not been satisfied or waived, the Purchasers reserve the right (but are not obligated) to (i) decline to purchase any of the Units tendered, terminate any or all of the Offers and return all tendered Units to tendering Unit holders, (ii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Securities and Exchange Commission, purchase all Units validly tendered, (iii) extend any or all of the Offers and, subject to the right of Unit holders to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offers are extended or (iv) to amend any or all of the Offers. Notwithstanding the foregoing, upon the expiration of the Offers, if all conditions are either satisfied or waived, the Purchasers will promptly pay for all validly tendered Units upon receipt of written confirmation from a Partnership that the assignment of the Units has been accepted by the Partnership. The Purchasers do not intend to imply that the foregoing rights of the Purchasers would permit the Purchasers to delay unreasonably payment for validly tendered Units following acceptance of Units for purchase.

The Purchasers do not anticipate and have no reason to believe at present that any condition or event will occur that would prevent the Purchasers from purchasing tendered Units as offered herein.

SECTION 2.  PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS.

If the number of Units validly tendered prior to the Expiration Date and not withdrawn is less than the maximum number of Units sought with respect to a Partnership (the "Maximum Offer" for that Partnership), the Purchasers, upon the terms and subject to the conditions of the Offers, will accept for payment all Units so tendered. The number of Units subject to the Offer may be reduced to the extent that any Partnership's limited partnership agreement would prohibit the transfer of Units pursuant to the Offer which, when added to the number of all other Units transferred within the 12 months preceding the closing of the Offer, would equal or exceed 50% of the total outstanding Units for that period, and the Partnership's General Partner elects to enforce such a prohibition. If the number of Units validly tendered prior to the Expiration Date and not withdrawn exceeds the number a Partnership will permit to be transferred under such restrictions, the Purchasers, upon the terms and subject to the conditions of the Offers, will accept for payment, on a pro rata basis, the Units of that Partnership so tendered up to the maximum amount permitted by that Partnership to be transferred.

In the event that proration is required, because of the difficulty of immediately determining the precise number of Units to be accepted, the Purchasers will announce the final results of proration as soon as practicable, but in no event later than five business days following the Expiration Date. The Purchasers will not pay for any Units tendered until after the final proration factor has been determined.

Upon the terms and subject to the conditions of the Offers (including, if any Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchasers will accept for payment, and will pay for, Units validly tendered and not withdrawn in accordance with Section 4, promptly following the Expiration Date. In all cases, payment for Units purchased pursuant to the Offers will be made only after timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal, any other documents required by the Letter of Transmittal and receipt of written confirmation from the transfer agent for each Partnership that the assignment of Units to the Purchasers has been accepted by the Partnership.

For purposes of the Offers, the Purchasers shall be deemed to have accepted for payment (and thereby purchased) tendered Units when, as and if the Purchasers give oral or written notice to the Depositary of the Purchasers' acceptance for payment of such Units pursuant to the Offers. Upon the terms and subject to the conditions of the Offers, payment for Units purchased pursuant to the Offers will in all cases be made by deposit of the Offer Price for the Units with the Depositary, which will act as agent for the tendering Unit holders for the purpose of receiving payment from the Purchasers and transmitting payment to tendering Unit holders.

Under no circumstances will interest be paid on the Offer Price by reason of any delay in making such payment.

If any tendered Units are not purchased for any reason, the Letter of Transmittal with respect to such Units not purchased will be of no force or effect. If, for any reason whatsoever, acceptance for payment of, or payment for, any Units tendered pursuant to any Offer is delayed or the Purchasers are unable to accept for payment, purchase or pay for Units tendered pursuant to the Offer, then, without prejudice to the Purchasers' rights under Section 13 (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of the Purchasers, retain tendered Units, subject to any limitations of applicable law, and such Units may not be withdrawn except to the extent that the tendering Unit holders are entitled to withdrawal rights as described in Section 4.

If, prior to the Expiration Date, the Purchasers increase the consideration offered to Unit holders pursuant to an Offer, the increased consideration will be paid for all Units accepted for payment pursuant to the Offer, whether or not such Units were tendered prior to the increase.

SECTION  3.  PROCEDURES  FOR  TENDERING  UNITS.

     A. VALID TENDER. For Units to be validly tendered pursuant to the Offers, a properly completed and duly executed Letter of Transmittal (a copy of which is enclosed with this Offer to Purchase) with any other documents required by the Letter of Transmittal must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. A Unit holder may tender any or all Units owned by such Unit holder, provided, however, that unless a holder of Units in Public Storage Properties, Ltd. is tendering all of the holder's Units, the holder may not tender a number of Units that would result in the holder owning less than five (5) Units (three
(3) Units if the tendering Unit holder is an Individual Retirement Account established under Section 408 of the Internal Revenue Code, and unless a holder of Units in Public Storage Properties IV, Ltd. or Public Storage Properties V, Ltd. is tendering all of the holder's Units, the holder may not tender a number of Units that would result in the holder owning less than five (5) Units (ten
(10) Units if the tendering Unit holder is a resident of Illinois). The Purchasers will not accept tenders of fractional Units. The Purchasers reserve the right to reject tenders of less than five (5) Units in a Partnership unless the tendering Unit holder is tendering all of such Unit holder's Units in a Partnership.

In order for a tendering Unit holder to participate in the Offers, Units must be validly tendered and not withdrawn prior to the Expiration Date, which is 12:00 midnight, Pacific Time, on December 15, 2002, or such date to which an Offer may be extended.

The method of delivery of the Letter of Transmittal and all other required documents is at the option and risk of the tendering Unit holder and delivery will be deemed made only when actually received by the Depositary.

     B. BACKUP FEDERAL INCOME TAX WITHHOLDING. To prevent the possible application of a 31% backup federal income tax withholding requirement with respect to payment of the Offer Price for Units purchased pursuant to the Offers, a tendering Unit holder must provide the Depositary with such Unit holder's correct taxpayer identification number and make certain certifications that such Unit holder is not subject to backup federal income tax withholding. Each tendering Unit holder must insert in the Letter of Transmittal the Unit holder's taxpayer identification number or social security number in the space provided on the front of the Letter of Transmittal. The Letter of Transmittal also includes a substitute Form W-9, which contains the certifications referred to above. (See the Instructions to the Letter of Transmittal.)

     C. FIRPTA WITHHOLDING. To prevent the withholding of federal income tax in an amount equal to 10% of the sum of the Offer Price plus the amount of Partnership liabilities allocable to each Unit tendered, each Unit holder must complete the FIRPTA Affidavit included in the Letter of Transmittal certifying such Unit holder's taxpayer identification number and address and that the Unit holder is not a foreign person. (See the Instructions to the Letter of Transmittal and "Section 6. Certain Federal Income Tax Consequences.")

     D. OTHER REQUIREMENTS. By executing a Letter of Transmittal as set forth above, a tendering Unit holder irrevocably appoints the designees of the Purchasers as such Unit holder's proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such Unit holder's rights with respect to the Units tendered by such Unit holder and accepted for payment by the Purchasers. Such appointment will be effective when, and only to the extent that, the Purchasers accept such Units for payment. Upon such acceptance for payment, all prior proxies given by such Unit holder with respect to such Units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The designees of the Purchasers will, with respect to such Units, be empowered to exercise all voting and other rights of such Unit holder as they in their sole discretion may deem proper at any meeting of Unit holders, by written consent or otherwise. In addition, by executing a Letter of Transmittal, a Unit holder also assigns to the Purchasers all of the Unit holder's rights to receive distributions from the Partnership with respect to Units which are accepted for payment and purchased pursuant to the Offers, other than those cash distributions declared or paid during the period commencing on September 15, 2002, and terminating on the Expiration Date.

     E. DETERMINATION OF VALIDITY; REJECTION OF UNITS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the procedures described above will be determined by the Purchasers, in their sole discretion, which determination shall be final and binding. The Purchasers reserve the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the Units tendered may, in the opinion of the Purchasers' counsel, be unlawful. The Purchasers also reserve the right to waive any defect or irregularity in any tender with respect to any particular Units of any particular Unit holder, and the Purchasers' interpretation of the terms and conditions of the Offers (including the Letter of Transmittal and the Instructions thereto) will be final and binding. Neither the Purchasers, the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Units or will incur any liability for failure to give any such notification.

A tender of Units pursuant to any of the procedures described above will constitute a binding agreement between the tendering Unit holder and the Purchasers upon the terms and subject to the conditions of the Offers, including the tendering Unit holder's representation and warranty that (i) such Unit holder owns the Units being tendered within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such Unit complies with Rule 14e- 4. Rule 14e-4 requires, in general, that a tendering security holder actually be able to deliver the security subject to the tender offer, and is of concern particularly to any Unit holders who have granted options to sell or purchase the Units, hold option rights to acquire such securities, maintain "short" positions in the Units (i.e., have borrowed the Units) or have loaned the Units to a short seller. Because of the nature of limited partnership interests, the Purchasers believe it is unlikely that any option trading or short selling activity exists with respect to the Units. In any event, a Unit holder will be deemed to tender Units in compliance with Rule 14e-4 and the Offers if the holder is the record owner of the Units and the holder (i) delivers the Units pursuant to the terms of the Offers, (ii) causes such delivery to be made, (iii) guarantees such delivery, and (iv) causes a guaranty of such delivery.

SECTION  4.  WITHDRAWAL  RIGHTS.

Except as otherwise provided in this Section 4, all tenders of Units pursuant to the Offers are irrevocable, provided that Units tendered pursuant to any Offer may be withdrawn at any time prior to the Expiration Date for the Offer and thereafter at any time until the Units are accepted for payment.

For withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at the address set forth in the attached Letter of Transmittal. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn, must specify the identity and quantity of Units to be withdrawn, and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed. Withdrawals (but not tenders) will also be deemed timely received if the written notice of withdrawal is timely delivered to the Depositary by facsimile transmission to the Depositary at (206) 694-4550 and the signed original of the notice of withdrawal is delivered to the Depositary within two business days following the facsimile transmission.

If purchase of, or payment for, Units is delayed for any reason or if the Purchasers are unable to purchase or pay for Units for any reason, then, without prejudice to the Purchasers' rights under any Offer, tendered Units may be retained by the Depositary on behalf of the Purchasers and may not be withdrawn except to the extent that tendering Unit holders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the tender offer.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchasers, in their sole discretion, which determination shall be final and binding. Neither the Purchasers, the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

Any Units properly withdrawn will be deemed not to be validly tendered for purposes of the Offers. Withdrawn Units may be re-tendered, however, by following the procedures described in Section 3 at any time prior to the Expiration Date.

SECTION  5.  EXTENSION  OF  TENDER  PERIOD;  TERMINATION;  AMENDMENT.

The Purchasers expressly reserve the right, in their sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offers are open and thereby delay acceptance for payment of, and the payment for, any Units by giving oral or written notice of such extension to the Depositary, (ii) upon the occurrence or failure to occur of any of the conditions specified in Section 13, to delay the acceptance for payment of, or payment for, any Units not heretofore accepted for payment or paid for, or to terminate any Offer and not accept for payment any Units not theretofore accepted for payment or paid for, by giving oral or written notice of such termination to the Depositary, and (iii) to amend any Offer in any respect
(including, without limitation, by increasing or decreasing the consideration offered or the number of Units being sought in the Offer or both or changing the type of consideration) by giving oral or written notice of such amendment to the Depositary. Any extension, termination or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirement of Rule 14d-4(c) under the Exchange Act. Without limiting the manner in which the Purchasers may choose to make any public announcement, except as provided by applicable law (including Rule 14d-4(c) under the Exchange Act), the Purchasers will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service. The Purchasers may also be required by applicable law to disseminate to Unit holders certain information concerning the extensions of an Offer and any material changes in the terms of an Offer.

If the Purchasers extend an Offer, or if the Purchasers (whether before or after its acceptance for payment of Units) are delayed in their payment for Units or are unable to pay for Units pursuant to an Offer for any reason, then, without prejudice to the Purchasers' rights under the Offer, the Depositary may retain tendered Units on behalf of the Purchasers, and such Units may not be withdrawn except to the extent tendering Unit holders are entitled to withdrawal rights as described in Section 4. However, the ability of the Purchasers to delay payment for Units that the Purchasers have accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that the Purchasers pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the Offer.

If the Purchasers make a material change in the terms of an Offer or the information concerning the Offer or waive a material condition of the Offer, the Purchasers will extend the Offer to the extent required by Rules 14d- 4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price or a change in percentage of securities sought (other than an increase of not more than 2% of the securities sought), however, a minimum ten business day period is generally required to allow for adequate dissemination to security holders and for investor response. As used in this Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Pacific Time.

SECTION  6.  CERTAIN  FEDERAL  INCOME  TAX  CONSEQUENCES.

THIS FEDERAL INCOME TAX DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY AND DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO A PARTICULAR UNIT HOLDER. For example, this discussion does not address the effect of any applicable foreign, state, local or other tax laws other than federal income tax laws. Certain Unit holders (including trusts, foreign persons, tax-exempt organizations or corporations subject to special rules, such as life insurance companies or S corporations) may be subject to special rules not discussed below. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations, court decisions and Internal Revenue Service ("IRS") rulings and other pronouncements. EACH UNIT HOLDER TENDERING UNITS SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH UNIT HOLDER OF ACCEPTING THE OFFERS, INCLUDING THE APPLICATION OF THE ALTERNATIVE MINIMUM TAX AND FEDERAL, FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

The following discussion is based on the assumption that each Partnership is treated as a partnership for federal income tax purposes and is not a "publicly traded partnership" as that term is defined in the Code.

     A. GAIN OR LOSS. A taxable Unit holder will recognize a gain or loss on the sale of such Unit holder's Units in an amount equal to the difference between (i) the amount realized by such Unit holder on the sale and (ii) such Unit holder's adjusted tax basis in the Units sold. The amount realized by a Unit holder will include the Unit holder's share of the Partnership's liabilities, if any (as determined under Code section 752 and the regulations thereunder). If the Unit holder reports a loss on the sale, such loss generally could not be currently deducted by such Unit holder except against such Unit holder's capital gains from other investments. In addition, such loss would be treated as a passive activity loss. (See "Suspended Passive Activity Losses" below.)

The adjusted tax basis in the Units of a Unit holder will depend upon individual circumstances. (See also "Partnership Allocations in Year of Sale" below.) Each Unit holder who plans to tender hereunder should consult with the Unit holder's own tax advisor as to the Unit holder's adjusted tax basis in the Unit holder's Units and the resulting tax consequences of a sale.

If any portion of the amount realized by a Unit holder is attributable to such Unit holder's share of "unrealized receivables" or "substantially appreciated inventory items" as defined in Code section 751, a corresponding portion of such Unit holder's gain or loss will be treated as ordinary gain or loss. It is possible that the basis allocation rules of Code Section 751 may result in a Unit holder's recognizing ordinary income with respect to the portion of the Unit holder's amount realized on the sale of a Unit that is attributable to such items while recognizing a capital loss with respect to the remainder of the Unit.

A tax-exempt Unit holder (other than an organization described in Code Section 501(c)(7) (social club), 501(c)(9) (voluntary employee benefit association), 501(c)(17) (supplementary unemployment benefit trust), or 501(c)(20) (qualified group legal services plan) should not be required to recognize unrelated trade or business income upon the sale of its Units pursuant to the Offers, assuming that such Unit holder does not hold its Units as a "dealer" and has not acquired such Units with debt financed proceeds.

     B. PARTNERSHIP ALLOCATIONS IN YEAR OF SALE. A tendering Unit holder will be allocated the Unit holder's pro rata share of the annual taxable income and losses from the Partnership with respect to the Units sold for the period through the date of sale, even though such Unit holder will assign to the Purchasers their rights to receive certain cash and other distributions with respect to such Units. Such allocations and any Partnership distributions for such period would affect a Unit holder's adjusted tax basis in the tendered Units and, therefore, the amount of gain or loss recognized by the Unit holder on the sale of the Units.

     C. POSSIBLE TAX TERMINATION. The Code provides that if 50% or more of the capital and profits interests in a partnership are sold or exchanged within a single 12-month period, such partnership generally will terminate for federal income tax purposes. Such a termination is unlikely to result from consummation of an Offer because of the limited nature of the Offers and limited number of reported transactions in Units, but it is nevertheless possible that a Partnership could terminate for federal income tax purposes. Although the likelihood is remote, a tax termination of the Partnership could have an effect on a corporate or other non-individual Unit holder whose tax year is not the calendar year, as such a Unit holder might recognize more than one year's Partnership tax items in one tax return, thus accelerating by a fraction of a year the effects from such items.

     D. SUSPENDED "PASSIVE ACTIVITY LOSSES". A Unit holder who sells all of the Unit holder's Units would be able to deduct "suspended" passive activity losses from the Partnership, if any, in the year of sale free of the passive activity loss limitation. As a limited partner of the Partnership, which was engaged in developing and operating storage space for personal and business use, the ability of a Unit holder subject to the passive activity loss rules to claim tax losses from the Partnership was limited. Upon sale of all of the Unit holder's Units, such Unit holder would be able to use any "suspended" passive activity losses first against gain, if any, on sale of the Unit holder's Units and then against income from any other source.

     E. FOREIGN UNIT HOLDERS. Gain realized by a foreign Unit holder on a sale of a Unit pursuant to the Offers will be subject to federal income tax. Under
Section 1445 of the Code, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. The Purchasers will withhold 10% of the amount realized by a tendering Unit holder from the purchase price payment to be made to such Unit holder unless the Unit holder properly completes and signs the FIRPTA Affidavit included as part of the Letter of Transmittal certifying the Unit holder's TIN, that such Unit holder is not a foreign person and the Unit holder's address. Amounts withheld would be creditable against a foreign Unit holder's federal income tax liability and, if in excess thereof, a refund could be obtained from the Internal Revenue Service by filing a U.S. income tax return.

SECTION  7.  EFFECTS  OF  THE  OFFERS.

     A. LIMITATIONS ON RESALES. The Partnerships' Limited Partnership Agreements may prohibit transfers of Units if a transfer, when considered with all other transfers during the same applicable twelve-month period, would cause a termination of the Partnership for federal income tax purposes. The PSP Limited Partnership Agreement provides that unless a holder of Units is tendering all of the holder's Units, the holder may not tender a number of Units that would result in the holder owning less than five (5) Units (three (3) Units if the tendering Unit holder is an Individual Retirement Account established under Section 408 of the Internal Revenue Code. The PSP IV and PSP V Limited Partnership Agreements provide that unless a holder of Units is tendering all of the holder's Units, the holder may not tender a number of Units that would result in the holder owning less than five (5) Units (ten (10) Units if the tendering Unit holder is a resident of Illinois). The Partnerships' Limited Partnership Agreements prohibit the transfer of fractional Units. In addition, one or more of the Partnerships may have additional conditions to transfers of Units that the Purchasers do not at present believe will have any effect on consummation of the Offers.

     B. EFFECT ON TRADING MARKET. If a substantial number of Units are purchased pursuant to an Offer and there is no proration, the result could be a reduction in the number of Unit Holders of the affected Partnership. Reducing the number of security holders in certain kinds of equity securities might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. However, there is no established public trading market for the Units, and the number of Units of each Partnership which are subject to the Offers is limited. Therefore, the Purchasers do not believe any reduction in the number of Unit holders of any Partnership resulting from consummation of an Offer will materially further restrict the Unit holders' ability to find purchasers for their Units through secondary market transactions.

     C. VOTING POWER OF PURCHASERS. If the maximum number of Units of each Partnership were purchased pursuant to the Offers, the Purchasers would be able to vote approximately 6% of the outstanding Units of PSP, approximately 2.5% of the outstanding Units of PSP IV and approximately 2.7% of the outstanding Units of PSP V. The Partnerships do not hold annual or regular meetings to elect directors, and do not have a representative board of directors overseeing management. Holders of 10% or more of the Units of a Partnership may request the holding of a meeting of Unit holders. Accordingly, the Purchasers would not have the power to request a meeting of Unit holders of any of the Partnerships. Generally, Unit holders have the right to vote on dissolution of the Partnership, amendment of the Partnership agreement, removal of the general partner, election of a new general partner, continuation of the Partnership under certain circumstances, and a sale of all or substantially all of the Partnership's assets. The affirmative vote of more than 50% of the outstanding Units (not merely a majority of a quorum) is required to effect such actions. In each of the Partnerships other than PSP, the General Partner alone or together with its affiliates owns more than a majority of the outstanding Units. The General Partner of PSP owns approximately 31.4% of its outstanding Units. Accordingly, upon completion of the Offers, even if the Purchasers acquired the maximum number of Units sought to be purchased in each Partnership, the Purchasers and their affiliates would not own sufficient Units in any of the Partnerships to control the vote on any of such actions. The Purchasers will exercise any and all rights they might hold in the event that such a vote is called by the General Partners, or if, in the future, changes in circumstances would dictate that Unit holders exercise their right to call a vote.

     D. OTHER POTENTIAL EFFECTS. The Units are registered under the Exchange Act, which requires, among other things that the Partnership furnish certain information to its Unit holders and to the Commission and comply with the Commission's proxy rules in connection with meetings of, and solicitation of consents from, Unit holders. Registration and reporting requirements could be terminated by the Partnership if the number of record holders falls below 300, or below 500 if the Partnership's total assets are below $10 million for the three consecutive preceding fiscal years. The Purchasers do not believe that any Offer will result in a reduction in the number of Unit holders in any of the Partnerships to below 500, though they cannot now determine the results of the Offers with any certainty. In its Form 10-K for the fiscal year ending December 31, 2001, PSP IV reported total assets of $21.9 million and 1,003 Unit holders of record, PSP V reported total assets of $27.1 million and 1,102 Unit holders of record, and PSP reported total assets of $4.24 million and 609 Unit holders of record. The Purchasers do not believe that the purchase of Units pursuant to the Offers will result in any Units becoming eligible for de-registration under the Exchange Act.

SECTION  8.  FUTURE  PLANS.

Following the completion of the Offers, the Purchasers, or their affiliates, may acquire additional Units. Any such acquisitions may be made through private purchases, one or more future tender offers or by any other means deemed advisable or appropriate. Any such acquisitions may be at a consideration higher or lower than the consideration to be paid for the Units purchased pursuant to the Offers. The Purchasers are seeking to purchase their stated Maximum Offer for Units of each Partnership. If the Purchasers acquire fewer Units than those representing the Maximum Offer for any Partnership, the Purchasers may seek to make further purchases on the open market at prevailing prices, or solicit Units pursuant to one or more future tender offers at the same price, a higher price or, if that Partnership's circumstances change, at a lower price. Alternatively, the Purchasers may discontinue any further purchases of such Units after termination of the Offers, regardless of the number of Units purchased. The Offers are not made with any current view toward or plan or purpose of acquiring Units in a series of successive and periodic offers. Nevertheless, as noted above, the Purchasers reserve the right to gauge the response to this solicitation, and, if not successful in achieving the Maximum Offer, may consider future offers. Factors affecting the Purchasers' future interest in acquiring additional Units include, but are not limited to, the relative success of the current Offers, any increase or decrease in the availability of capital for investment by the Purchasers and their affiliates, the current diversification and performance of each Purchaser's portfolio of real estate interests, the development of any public market in the Units or actions by unrelated parties to tender for or purchase Units, the status of and changes and trends in a Partnership's operations, announcement of pending property sales and the proposed terms of sales, and local and national real estate and financial market developments and trends.

The Purchasers are acquiring the Units pursuant to the Offers solely for investment purposes. The Purchasers have no present intention to seek control of any Partnership or to change the management or operations of any Partnership. The Purchasers nevertheless reserve the right, at an appropriate time, to exercise their rights as limited partners to vote on matters subject to a limited partner vote, including, but not limited to, any vote to affecting the sale of a Partnership's property and the liquidation and dissolution of a Partnership.

SECTION  9.  THE  BUSINESS  OF  THE  PARTNERSHIPS.

Information included herein concerning each of the Partnerships is derived from the Partnership's publicly-filed reports. Information concerning each Partnership, its assets, operations and management is contained in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission. Such reports and filings are available on the Commission's EDGAR system, at its internet web site at www.sec.gov, and are available for inspection at the Commission's principal office in Washington, D.C. and at its regional offices in New York, New York and Chicago, Illinois. The Purchasers have relied on such information to the extent information is presented herein concerning the Partnership, and expressly disclaim any responsibility for the information included in such reports and extracted from such reports for inclusion in this Offer.

Each Partnership was formed to engage in the business of developing and operating mini-storage facilities offering storage space for personal and business use ("mini-warehouses"). Each Partnership's current stated objectives are to (i) maximize the potential for appreciation in value of the Partnership's properties and (ii) generate sufficient cash flow from operations to pay all expenses, including interest expense to debt holders.

SECTION  10.  CONFLICTS  OF  INTEREST.

The Depositary is one of the Purchasers. Therefore, the Depositary may have inherent conflicts of interest in acting as Depositary for the Offer. The role of Depositary is administrative only, however, and the Purchasers believe that any conflict of interest should not be deemed material to Unit holders.

SECTION  11.  CERTAIN  INFORMATION  CONCERNING  THE  PURCHASERS.

The Purchasers are CMG PARTNERS, LLC, CMG VENTURES, LLC, CMG ACQUISTION FUND I, LLC, CMG ACQUISITION FUND II, LLC, CMG ACQUISTION FUND III, LLC, and CMG SPECIAL FUND, LLC. For information concerning the Purchasers and their respective principals, please refer to Schedule I attached hereto. The principal business of each of the Purchasers is investment in securities, particularly real estate-based securities. The principal business address of each of the Purchasers is 999 3RD Avenue, Suite 3800, Seattle, Washington 98104. The telephone number of each of the Purchasers is 888-414-8029.

The Purchasers have made binding commitments to contribute and have available sufficient amounts of capital necessary to fund the acquisition of all Units subject to the Offer, the expenses to be incurred in connection with the Offer, and all other anticipated costs of the Purchasers. The Purchasers are not public companies and have not prepared audited financial statements or financial statements prepared in accordance with generally accepted accounting principles. The Purchasers or their affiliates have been in the business of purchasing illiquid real estate securities, both in open market transactions and by means of tender offers, since 1993and have acquired more than $15,000,000 in such securities for affiliated portfolios during the last nine years.

Set forth below is summary of total assets, total net assets (i.e., total assets less total liabilities), and total current assets (defined for this purpose as cash, cash equivalents and marketable securities) for each of the Purchasers (numbers are expressed in thousands of dollars and are rounded to the nearest thousand) as of September 15, 2002:

                                  Total      Total        Current
Purchaser                        Assets    Net Assets     Assets
-----------------------------  ----------  -----------  ----------
CMG Partners, LLC              $2,202,824  $   721,736  $1,780,399
CMG Ventures, LLC              $2,913,533  $   744,985  $2,757,325
CMG Acquisition Fund I, LLC    $1,426,167  $ 1,208,596  $1,426,167
CMG Acquisition Fund II, LLC   $  834,774  $   745,852  $  834,774
CMG Acquisition Fund III, LLC  $  938,451  $   750,570  $  938,451
CMG Special Fund, LLC          $  716,343  $   512,311  $  716,343

TOTALS                         $9,032,092  $ 4,684,050  $8,453,459

Except as otherwise set forth herein, (i) neither the Purchasers nor, to the actual knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers beneficially owns or has a right to acquire any Units, (ii) neither the Purchasers nor, to the actual knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers, or any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Units within the past 60 days,
(iii) neither the Purchasers nor, to the actual knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between any of the Purchasers or, to the actual knowledge of the Purchasers, the persons listed on Schedule I, or any affiliate of the Purchasers on the one hand, and the Partnership or its affiliates, on the other hand, (v) there have been no contracts, negotiations or transactions between the Purchasers, or to the actual knowledge of the Purchasers any affiliate of the Purchasers on the one hand, the persons listed on Schedule I, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets, (vi) no person listed on Schedule I has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and (vii) no person listed on Schedule I has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.


SECTION  12.  SOURCE  OF  FUNDS.

The Purchasers expect that approximately $3,277,000 would be required to purchase all Units subject to the Offers, if tendered, and an additional $20,000 may be required to pay related fees and expenses. The Purchasers have aggregate assets in excess of $9,000,000 and believe they have the capital, as well as access to other capital and credit sources, sufficient to fund the entire amount required for the Offers. The Purchasers expect to fund the purchase of Units from their current liquid capital reserves. If the response to the offer should exceed the Purchasers' aggregate current liquid assets, however, the Purchasers believe that capital commitments from their current investors as well as existing working capital credit lines would be adequate to fund all obligations under the Offers.

SECTION  13.  CONDITIONS  OF  THE  OFFERS.

Notwithstanding any other term of the Offers, the Purchasers shall not be required to accept for payment or to pay for any Units tendered unless all authorizations or approvals of, or expirations of waiting periods imposed by, any court, administrative agency or other governmental authority necessary for the consummation of the transactions contemplated by the Offers shall have been obtained or occurred on or before the Expiration Date.

The Purchasers shall not be required to accept for payment or pay for any Units not theretofore accepted for payment or paid for and may terminate or amend any Offer as to such Units if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists with respect to the Offer or the Partnership issuing the Units subject to the Offer:

     (a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment of or payment for any Units by the Purchasers, (ii) imposes or confirms limitations on the ability of the Purchasers effectively to exercise full rights of ownership of any Units, including, without limitation, the right to vote any Units acquired by the Purchasers pursuant to the Offer or otherwise on all matters properly presented to the Partnership's Unit holders, (iii) requires divestiture by the Purchasers of any Units, (iv) causes any material diminution of the benefits to be derived by the Purchasers as a result of the transactions contemplated by the Offer or (v) might materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchasers or the Partnership, in the reasonable judgment of the Purchasers;

     (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, other than the application of the waiting period provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

     (c) any change or development shall have occurred or been threatened since the date hereof, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Partnership, which, in the reasonable judgment of the Purchasers, is or may be materially adverse to the Partnership, or the Purchasers shall have become aware of any fact that, in the reasonable judgment of the Purchasers, does or may have a material adverse effect on the value of the Units;

     (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or other currency exchange rates or a suspension of a limitation on the markets thereof, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

     (e) it shall have been publicly disclosed or the Purchasers shall have otherwise learned that any person or group that prior to such date had filed a Statement with the Commission pursuant to Sections 13(d) or (g) of the Exchange Act has increased or proposes to increase the number of Units beneficially owned by such person or group as disclosed in such Statement by two percent or more of the outstanding Units.

Notwithstanding any other terms of the Offers,

     (a) Unless a holder of Units in Public Storage Properties, Ltd. is tendering all of the holder's Units, the holder may not tender a number of Units that would result in the holder owning less than five (5) Units (three (3) Units if the tendering Unit holder is an Individual Retirement Account established under Section 408 of the Internal Revenue Code;

     (b) Unless a holder of Units in Public Storage Properties IV, Ltd. or Public Storage Properties V, Ltd. is tendering all of the holder's Units, the holder may not tender a number of Units that would result in the holder owning less than five (5) Units (ten (10) Units if the tendering Unit holder is a resident of Illinois);

     (c)  The  Purchasers  will  not accept tenders of fractional Units;

     (d)  The  Purchasers  reserve the right to reject tenders of less than five
     (5) Units in a Partnership unless the tendering Unit holder is tendering all of such Unit holder's Units in a Partnership;

     (e) The Purchasers reserve the right to defer payment for Units accepted for purchase until the Purchasers have received written confirmation from the transfer agent for a Partnership that the assignment of the Units to the Purchasers has been accepted by the Partnership;

     (f) The Purchasers reserve the right to reject any tender of Units with respect to which a Partnership refuses to accept the assignment of the Units to the Purchasers.

The foregoing conditions are for the sole benefit of the Purchasers and may be asserted by the Purchasers or may be waived by the Purchasers in whole or in part at any time and from time to time in their sole exercise of reasonable discretion, and the Offer will remain open for a period of at least five business days following any such waiver of a material condition. Any termination by the Purchasers concerning the events described above will be final and binding upon all parties.

SECTION  14.  CERTAIN  LEGAL  MATTERS.

     A. GENERAL. Except as set forth in this Section 14, the Purchasers are not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchasers pursuant to the Offers. Should any such approval or other action be required, it is the Purchasers' present intention that such additional approval or action would be sought. While there is no present intent to delay the purchase of Units tendered pursuant to the Offers pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to any Partnership's business, or that certain parts of a Partnership's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the Purchasers to elect to terminate an Offer without purchasing Units thereunder. The Purchasers' obligation to purchase and pay for Units is subject to certain conditions, including conditions related to the legal matters discussed in this Section 14.

     B. ANTITRUST. The Purchasers do not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of Units pursuant to the Offers.

     C. MARGIN REQUIREMENTS. The Units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, such regulations are not applicable to the Offers.

     D. STATE TAKEOVER LAWS. A number of sta of have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, security holders, principal executive offices or principal places of business therein. These laws are directed at the acquisition of corporations and not partnerships. The Purchasers, therefore, do not believe that any anti-takeover laws apply to the transactions contemplated by the Offers.

Although the Purchasers have not attempted to comply with any state anti-takeover statutes in connection with the Offers, the Purchasers reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offers and nothing in this Offer nor any action taken in connection herewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to the Offers, the Purchasers might be unable to accept for payment or purchase Units tendered pursuant to the Offers or be delayed in continuing or consummating the Offers. In such case, the Purchasers may not be obligated to accept for purchase or pay for any Units tendered.

SECTION  15.  FEES  AND  EXPENSES.

CMG Partners, LLC, one of the Purchasers, will act as Depositary in connection with the Offers. The Purchasers will reimburse CMG Partners, LLC for its out-of-pocket expenses incurred in actng as Depositary, and will indemnify CMG

Partners, LLC, against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. The Purchasers will also pay all costs and expenses of printing, publication and mailing of the Offers and all costs of transfer.

SECTION  16.  MISCELLANEOUS.

THE OFFERS ARE NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF
OF) UNIT HOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFERS OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. THE PURCHASERS ARE NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH THE MAKING OF THE OFFERS OR THE ACCEPTANCE THEREOF WOULD BE ILLEGAL.

No person has been authorized to give any information or to make any representation on behalf of the Purchasers not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

October 8, 2002

CMG PARTNERS, LLC
CMG VENTURES, LLC
CMG ACQUISITION FUND I, LLC
CMG ACQUISITION FUND II, LLC
CMG ACQUISITION FUND III, LLC
CMG SPECIAL FUND, LLC

SCHEDULE I

                       THE PURCHASERS AND THEIR PRINCIPALS

The Purchasers are CMG PARTNERS, LLC, CMG VENTURES, LLC, CMG ACQUISITION FUND I, LLC, CMG ACQUISITION FUND II, LLC, CMG ACQUISITION FUND III, LLC and CMG SPECIAL FUND, LLC. CMG Partners, LLC and CMG Ventures, LLC are limited liability companies formed under the laws of the State of Washington. They are each wholly owned by Mark J. Swenson and Steven C. Gregory, and are engaged in a various investment and real estate related business activities, including management of private investment funds. Each of the others Purchasers is organized as a limited liability company under the laws of the State of Washington and is managed by CMG Advisors, LLC, a Registered Investment Advisor under the laws of the State of Washington. CMG Advisors, LLC is organized as a limited liability company formed under the laws of the State of Washington and is managed and wholly owned by Mark J. Swenson and Steven C. Gregory. The names of the principals of CMG Partners, LLC, CMG Ventures, LLC and CMG Advisors, LLC are set forth below. The Purchasers have jointly made the offer and are jointly and severally liable for satisfying its terms. Other than the foregoing, the Purchasers' relationship consists of an informal agreement to share the costs associated with making the offer and to allocate any resulting purchases of Units among them in such manner and proportions as they may determine in the future. Each individual is a citizen of the United States of America.

STEVEN  C.  GREGORY

Mr. Gregory is a co-founder and a manager of CMG Advisors, LLC. Since 1993, with Mr. Swenson, Mr. Gregory has been responsible for the management of CMG Partners, LLC, CMG Ventures, LLC, CMG Acquisition Fund I, LLC, CMG Acquisition Fund II, LLC, CMG Acquisition Fund III, LLC and CMG Special Fund, LLC. Prior to his current position, Mr. Gregory served as Vice President of Investments and was a registered principal for the Union Bank of California in Seattle, Washington. In this capacity, he was responsible for the management of investment portfolios for bank customers totaling more than $100 million in assets. Mr. Gregory served in a similar role for Puget Sound Bank, which was later acquired by KeyBank. Before his work in the banking industry, Mr. Gregory worked as an investment broker for several firms, including Boettcher & Company, Bateman Eichler Hill & Richards, and Harper McLean & Company. Mr. Gregory has also held various position in the real estate management and development industry.

MARK  J.  SWENSON

Mr. Swenson is a co-founder and a manager of CMG Advisors, LLC. With Mr. Gregory, Mr. Swenson is responsible for the management of CMG Partners, LLC, CMG Ventures, LLC, CMG Acquisition Fund I, LLC, CMG Acquisition Fund II, LLC, CMG Acquisition Fund III, LLC and CMG Special Fund, LLC. Prior to his current position, Mr. Swenson was employed in various positions within the securities industry. Prior to founding CMG Advisors, LLC, Mr. Swenson served as an investment broker for A.G. Edwards & Sons in Kirkland, Washington. In this position, he managed client investment portfolios totaling $36 million. From 1989 to 1993, Mr. Swenson served as Vice President and registered principal for Puget Sound Securities, the investment division of Puget Sound Bank. During the 1985 to 1989 period, Mr. Swenson worked as an investment broker for Dain Bosworth and Boettcher & Company. Prior to his work in the investment industry, Mr. Swenson owned and operated a small business. Mr. Swenson is a graduate of the Washington School of Economics. Mr. Swenson serves on the board of directors of Workforce Development Corporation, a non-profit corporation that provides subcontracted manufacturing services to the Boeing Company.

Exhibit  (a)(2)

                          FORM OF LETTER OF TRANSMITTAL

THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, PACIFIC TIME, ON DECEMBER 15, 2002 (THE "EXPIRATION DATE") UNLESS EXTENDED.


           Deliver to:      CMG Partners, LLC
                            999 3rd Avenue, Suite 3800
                            Seattle, Washington 98104

           For Assistance:  888-414-8029



(PLEASE  INDICATE  CHANGES  OR  CORRECTIONS  TO  THE
ADDRESS  PRINTED  TO  THE  LEFT)

To participate in the Offer, a duly executed copy of this Letter of Transmittal and any other documents required by this Letter of Transmittal must be received by the Depositary on or prior to the Expiration Date.

Delivery of this Letter of Transmittal or any other required documents to an address other than as set forth above does not constitute valid delivery. The method of delivery of all documents is at the election and risk of the tendering Unit holder. Please use the pre-addressed, postage-paid envelope provided.

This Letter of Transmittal is to be completed by holders of Units of limited partnership interest in [NAME OF PARTNERSHIP] (the "Partnership"), pursuant to the procedures set forth in the Offer to Purchase (as defined below). Capitalized terms used herein and not defined herein have the meanings ascribed to such terms in the Offer to Purchase.

               PLEASE CAREFULLY READ THE ACCOMPANYING INSTRUCTIONS

Gentlemen:

The undersigned hereby tenders to CMG PARTNERS, LLC, CMG VENTURES, LLC, CMG ACQUISITION FUND I, LLC, CMG ACQUISTION FUND II, LLC, CMG ACQUISITION FUND III, LLC and CMG SPECIAL FUND, LLC (collectively the "Purchasers") all of the Units of limited partnership interest ("Units") in the Partnership held by the undersigned as set forth above (or, if less than all such Units, the number set forth below in the signature box), at a purchase price equal to [OFFER PRICE PER UNIT], less the amount of any cash distributions made or declared with respect to the Units between September 15, 2002 and the Expiration Date, and upon the other terms and subject to the conditions set forth in the Offer to Purchase, dated October 8, 2002 (the "Offer to Purchase") and in this Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"). Receipt of the Offer to Purchase is hereby acknowledged. The undersigned recognizes that the Purchasers will accept for payment a maximum number of [NUMBER] Units or, if the General Partners elect to enforce a restriction on the number of Units that may be transferred, the number of Units which, when added to the number of all other Units transferred within the 12 months preceding the closing of the offer, would not equal or exceed 50% of the outstanding Units. If a number of Units in excess of that maximum are validly tendered prior to or on the Expiration Date and not properly withdrawn, the Purchasers will, upon the terms of the Offer, accept for payment from among those Units tendered prior to or on the Expiration Date the maximum number of Units on a pro rata basis, with adjustments to avoid purchases of certain fractional Units, based upon the number of Units validly tendered prior to the Expiration Date and not withdrawn. Subject to and effective upon acceptance for payment of any of the Units tendered hereby, the undersigned hereby sells, assigns and transfers to, or upon the order of, Purchasers all right, title and interest in and to such Units which are purchased pursuant to the Offer. The undersigned hereby irrevocably constitutes and appoints the Purchasers as the true and lawful agent and attorney-in-fact and proxy of the undersigned with respect to such Units, with full power of substitution (such power of attorney and proxy being deemed to be an irrevocable power and proxy coupled with an interest), to deliver such Units and transfer ownership of such Units, on the books of the Partnership, together with all accompanying evidences of transfer and authenticity, to or upon the order of the Purchasers and, upon payment of the purchase price in respect of such Units by the Purchasers, to exercise all voting rights and to receive all benefits and otherwise exercise all rights of beneficial ownership of such Units all in accordance with the terms of the Offer. Subject to and effective upon the purchase of any Units tendered hereby, the undersigned hereby requests that each of the Purchasers be admitted to the Partnership as a "substitute Limited Partner" under the terms of the Partnership Agreement of the Partnership. Upon the purchase of Units pursuant to the Offer, all prior proxies and consents given by the undersigned with respect to such Units will be revoked and no subsequent proxies or consents may be given (and if given will not be deemed effective).

In addition, by executing this Letter of Transmittal, the undersigned assigns to the Purchasers all of the undersigned's rights to receive distributions from the Partnership with respect to Units which are purchased pursuant to the Offer, other than cash distributions declared or paid between September 15, 2002, and the Expiration Date and to change the address of record for such distributions on the books of the Partnership. Tender of Units includes the tender of any and all securities into which the Units may be converted or exchanged, and any securities or property (other than cash) distributed with respect to the Units by way of dividend, return of capital or otherwise, from and after September 15, 2002. Upon request, the Seller will execute and deliver, and irrevocably directs any custodian to execute and deliver, any additional documents deemed by the Purchaser to be necessary or desirable to complete the assignment, transfer and purchase of such Units.

The undersigned hereby represents and warrants that the undersigned owns the Units tendered hereby within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and has full power and authority to validly tender, sell, assign and transfer the Units tendered hereby, and that when any such Units are purchased by the Purchasers, the Purchasers will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and such Units will not be subject to any adverse claim. Upon request, the undersigned will execute and deliver any additional documents deemed by the Purchasers to be necessary or desirable to complete the assignment, transfer and purchase of Units tendered hereby.

The undersigned understands that a tender of Units to the Purchasers will constitute a binding agreement between the undersigned and the Purchasers upon the terms and subject to the conditions of the Offer. The undersigned recognizes the right of the Purchasers to effect a change of distribution address to CMG Partners, LLC, 999 3rd Avenue, Suite 3800, Seattle, Washington 98104. The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, the Purchasers may not be required to accept for payment any of the Units tendered hereby. In such event, the undersigned understands that any Letter of Transmittal for Units not accepted for payment will be destroyed by the Purchasers. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable.

                                  SIGNATURE BOX
    (Please complete Boxes A, B, C and D on the following page as necessary)


Please sign exactly as your name is printed (or
corrected) above, and insert your Taxpayer
Identification Number or Social Security Number in
the space provided below your signature. For joint
owners, each joint owner must sign. (See
Instructions 1) The signatory or signatories
hereto hereby certify under penalties of perjury
the statements in Box B, Box C and, if applicable,
Box D.
                                              X
                                               ---------------------  ----------
                                               (Signature of Owner)   Date

                                    TIN or Social Security No.
                                                              ------------------

                                              X
                                               ---------------------  ----------
                                               (Signature of Owner)   Date

                                    TIN or Social Security No.
                                                              ------------------

If the undersigned is tendering less than all Units held the number of Units tendered is set forth below. Otherwise, all Units held by the undersigned are tendered hereby.


              Units
-------------
                                    Telephone No.(day)
                                                      --------------------------
                                                (eve.)
                                                      --------------------------

                                      BOX A
                          MEDALLION SIGNATURE GUARANTEE
                           (Required for all Sellers)

                               (See Instruction 1)

Name and Address of Eligible Institution: ______________________________________
Authorized  Signature  __________________________  Title  ______________________
Name  ________________________________  Date  ________________,200______________


                                      BOX B
                               SUBSTITUTE FORM W-9
                           (See Instruction 3 - Box B)

The person signing this Letter of Transmittal hereby certifies the following to the Purchasers under penalties of perjury:

(i) The TIN set forth in the signature box on the front of this Letter of Transmittal is the correct TIN of the Unit holder, or if this box
[ ] is checked, the Unit holder has applied for a TIN. If the Unit holder has applied for a TIN, a TIN has not been issued to the Unit holder, and either: (a) the Unit holder has mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Office, or (b) the Unit holder intends to mail or deliver an application in the near future (it being understood that if the Unit holder does not provide a TIN to the Purchasers within sixty (60) days, 31% of all reportable payments made to the Unit holder thereafter will be withheld until a TIN is provided to the Purchasers); and

(ii) Unless this box [ ] is checked, the Unit holder is not subject to backup withholding either because the Unit holder: (a) is exempt from backup withholding, (b) has not been notified by the IRS that the Unit holder is subject to backup withholding as result of a failure to report all interest or dividends, or (c) has been notified by the IRS that such Unit holder is no longer subject to backup withholding.

Note: Place an "X" in the box in (ii) if you are unable to certify that the Unit holder is not subject to backup withholding.


                                      BOX C
                                FIRPTA AFFIDAVIT
                           (See Instruction 3 - Box C)

Under Section 1445(e)(5) of the Internal Revenue Code and Treasury Regulation 1.1445-11T(d), a transferee must withhold tax equal to 10% of the amount realized with respect to certain transfers of an interest in a partnership if 50% or more of the value of its gross assets consists of U.S. real property interests and 90% or more of the value of its gross assets consists of U.S. real property interests plus cash equivalents, and the holder of the partnership interest is a foreign person. To inform the Purchasers that no withholding is required with respect to the Unit holder's interest in the Partnership, the person signing this Letter of Transmittal hereby certifies the following under penalties of perjury;

(i) Unless this box [ ] is checked, the Unit holder, if an individual, is a U.S. citizen or a resident alien for purposes of U.S. income taxation, and if other than an individual, is not a foreign corporation, foreign partnership, foreign estate or foreign trust (as those terms are defined in the Internal Revenue Code and Income Tax Regulations); (ii) the Unit holder's U.S. social security number (for individuals) or employer identification number (for non-individuals) is correctly printed in the signature box on the front of this Letter of Transmittal; and (iii) the Unit holder's home address (for individuals), or office address (for non-individuals), is correctly printed (or corrected) on the front of this Letter of Transmittal. If a corporation, the jurisdiction of incorporation is ________________. The person signing this Letter of Transmittal understands that this certification may be disclosed to the IRS by the Purchasers and that any false statements contained herein could be punished by fine, imprisonment, or both.

                                      BOX D
                               SUBSTITUTE FORM W-8
                           (See Instruction 4 - Box D)

By checking this box [ ], the person signing this Letter of Transmittal hereby certifies under penalties of perjury that the Unit holder is an "exempt foreign person" for purposes of the backup withholding rules under the U.S. federal income tax laws, because the Unit holder:
(i) Is a nonresident alien individual or a foreign corporation, partnership, estate or trust;
(ii) If an individual, has not been and plans not to be present in the U.S. for a total of 183 days or more during the calendar year; and
(iii) Neither engages, nor plans to engage, in a U.S. trade or business that has effectively connected gains from transactions with a broker or barter exchange.

                                  INSTRUCTIONS

              FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1. TENDER, SIGNATURE REQUIREMENTS; DELIVERY. After carefully reading and completing this Letter of Transmittal, in order to tender Units a Unit holder must sign at the "X" on the bottom of the first page of this Letter of Transmittal and insert the Unit holder's correct Taxpayer Identification Number or Social Security Number ("TIN") in the space provided below the signature. The signature must correspond exactly with the name printed (or corrected) on the front of this Letter of Transmittal without any change whatsoever. If this Letter of Transmittal is signed by the registered Unit holder of the Units a Medallion signature guarantee on this Letter of Transmittal is required. Similarly, if Units are tendered for the account of a member firm of a registered national security exchange, a member firm of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), a Medallion signature guarantee is required. In all other cases, signatures on this Letter of Transmittal must be Medallion guaranteed by an Eligible Institution, by completing the Signature guarantee set forth in BOX A of this Letter of Transmittal. If any tendered Units are registered in the names of two or more joint holders, all such holders must sign this Letter of Transmittal. If this Letter of Transmittal is signed by trustees, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to the Purchasers of their authority to so act. For Units to be validly tendered, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees in BOX A, and any other documents required by this Letter of Transmittal, must be received by the depositary prior to or on the Expiration Date at its address set forth on the front of this Letter of Transmittal. No alternative, conditional or contingent tenders will be accepted. All tendering Unit holders by execution of this Letter of Transmittal waive any right to receive any notice of the acceptance of their tender.

2. TRANSFER TAXES. The Purchasers will pay or cause to be paid all transfer taxes, if any, payable in respect of Units accepted for payment pursuant to the Offer.

3. U.S. PERSONS. A Unit holder who or which is a United States citizen or resident alien individual, a domestic corporation, a domestic partnership, a domestic trust or a domestic estate (collectively "United States persons") as those terms are defined in the Internal Revenue Code and Income Tax Regulations, should complete the following:

Box B - Substitute Form W-9. In order to avoid 31% federal income tax backup withholding, the Unit holder must provide to the Purchasers the Unit holder's correct Taxpayer Identification Number or Social Security Number ("TIN") in the space provided below the signature line and certify, under penalties of perjury, that such Unit holder is not subject to such backup withholding. The TIN that must be provided is that of the registered Unit holder indicated on the front of this Letter of Transmittal. If a correct TIN is not provided, penalties may be imposed by the Internal Revenue Service ("IRS"), in addition to the Unit holder being subject to backup withholding. Certain Unit holders (including, among others, all corporations) are not subject to backup withholding. Backup withholding is not an additional tax. If withholding results in an overpayment of taxes, a refund may be obtained from the IRS.

Box  C  -  FIRPTA  Affidavit.  To avoid potential withholding of tax pursuant to
Section 1445 of the Internal Revenue Code, each Unit holder who or which is a United States Person (as defined Instruction 3 above) must certify, under penalties of perjury, the Unit holder's TIN and address, and that the Unit holder is not a foreign person. Tax withheld under Section 1445 of the Internal Revenue Code is not an additional tax. If withholding results in an overpayment of tax, a refund may be obtained from the IRS.

4. FOREIGN PERSONS. In order for a Unit holder who is a foreign person (i.e., not a United States Person as defined in 3 above) to qualify as exempt from 31% backup withholding, such foreign Unit holder must certify, under penalties of perjury, the statement in BOX D of this Letter of Transmittal attesting to that foreign person's status by checking the box preceding such statement. However, such person will be subject to withholding of tax under Section 1445 of the Code.

5. QUESTIONS AND REQUESTS FOR ASSISTANCE. Questions or requests for assistance or additional copies of the Offer to Purchase or this Letter of Transmittal may be directed to the Purchasers at 888-414-8029.

Exhibit  (a)(3)

[FORM OF LETTER TO UNIT HOLDERS]

October 8, 2002

TO:  UNIT HOLDERS OF [NAME OF PARTNERSHIP]

SUBJECT:  OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer"), CMG PARTNERS, LLC, CMG VENTURES, LLC, CMG ACQUISITION FUND I, LLC, CMG ACQUISITION FUND II, LLC, CMG ACQUISITION FUND III, LLC, and CMG SPECIAL FUND, LLC (collectively the "Purchasers") are offering to purchase up to[MAXIMUM OFFER] Units of limited partnership interest (the "Units") in [NAME OF PARTNERSHIP] (the "Partnership") at a purchase price equal to:

[OFFER  PRICE  PER  UNIT]  per  Unit

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in [NAME OF PARTNERSHIP] without the usual transaction costs associated with market sales or partnership transfer fees.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or deliver by private delivery service a duly completed and executed copy of the Letter of Transmittal (printed on [COLOR OF PAPER] paper), and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

CMG Partners, LLC, 999 3rd Avenue, Suite 3800, Seattle, Washington 98104.

If you have any questions or need assistance, please call the Purchasers at 888-414-8029.

This Offer expires (unless extended) at 12:00 midnight, Pacific Time, on December 15, 2002.

[INSERTS FOR COMPLETION OF EACH LETTER]


Subject                                  Offer Price   Maximum Number
Company                                    Per Unit    of Units Sought  Color
---------------------------------------  ------------  ---------------  ------
PUBLIC STORAGE PROPERTIES, LTD.,
    a  California  Limited  Partnership  $        905            1,200  blue
PUBLIC STORAGE PROPERTIES IV, LTD.,
    a  California  Limited  Partnership  $      1,105            1,000  green
PUBLIC STORAGE PROPERTIES V, LTD.,
    a  California  Limited  Partnership  $        905            1,200  purple

Exhibit  (a)(4)

[As published in the Los Angeles Times on October 8, 2002]

This announcement is neither an offer to buy nor a solicitation of an offer to sell Units. The Offers are being made solely by the formal Offer to Purchase forwarded to Unit holders of record and is not being made to, nor will tenders be accepted from or on behalf of, Unit holders residing in any jurisdiction in which making or accepting the Offers would violate that jurisdiction's laws. In those jurisdictions where the securities, blue sky or other laws require the Offers to be made by a licensed broker or dealer, the Offers shall be deemed to be made on behalf of Purchasers only by one or more registered dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash up to the following number of units of limited partnership interest ("Units") of the following limited partnerships ("Partnerships") at the following prices:

                                             Maximum       Price
Issuer                                   Number of Units  Per Unit
---------------------------------------  ---------------  ---------
PUBLIC STORAGE PROPERTIES, LTD.,
    a  California  Limited  Partnership            1,200  $     905
PUBLIC STORAGE PROPERTIES IV, LTD.,
    a  California  Limited  Partnership            1,000  $   1,105
PUBLIC STORAGE PROPERTIES V, LTD.,
    a  California  Limited  Partnership            1,200  $     905
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by

CMG  PARTNERS,  LLC,  CMG  VENTURES,  LLC,  CMG  ACQUISITION  FUND  I,  LLC, CMG
ACQUISITION  FUND  II, LLC, CMG ACQUISITION FUND III, LLC, and CMG SPECIAL FUND,
LLC  (the  "Purchasers").

The Purchasers are offering to purchase for cash Units of each of the Partnerships upon the terms and subject to the conditions set forth in the Purchasers' Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer" and the "Tender Offer Documents") with respect to each Partnership.

THE  OFFERS  AND  WITHDRAWAL  RIGHTS  EXPIRE AT 12:00 MIDNIGHT, PACIFIC DAYLIGHT
TIME,  ON  DECEMBER  15,  2002,  UNLESS  AN  OFFER  IS  EXTENDED.

Funding for the purchase of the Units will be provided through the Purchasers' existing working capital. The Offers are not made for the purpose of acquiring or influencing control of the business of the issuers. The Offers will expire at 12:00 midnight, Pacific Time, on December 15, 2002, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which an Offer is open (such date and time, as extended the "Expiration Date"). The
Purchasers will not provide a subsequent offering period following the Expiration Date. If Purchasers make a material change in the terms of an Offer, or if they waive a material condition to an Offer, Purchasers will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The minimum period during which an offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances including the materiality of the change with respect to a change in price or, subject to certain limitations, a change in the percentage of securities ought or a change in any dealer's soliciting fee. A minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to Unit holders. Accordingly, if prior to the Expiration Date, Purchasers increase (other than increases of not more than two percent of the outstanding Units) or decrease the number of Units being sought, or increase or decrease the consideration offered pursuant to an Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of such increase or decrease is first published, sent or given to Unit holders, the Offer will be extended at least until the expiration of such ten business days. For purposes of the Offers, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Pacific
Time. In all cases payment for the Units purchased pursuant to the Offers will be made only after timely receipt of the Letters of Transmittal, properly completed and duly executed, with any required signature guarantees, any other documents required by such Letters of Transmittal, and written confirmation from a Partnership that the assignment of the Units to the Purchasers has been accepted by the Partnership.


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Tenders  of  Units made pursuant to the Offers are irrevocable, except that Unit holders who tender their Units in response to the Offers will have the right to withdraw their tendered Units at any time prior to the Expiration Date by sending to the Depositary, CMG Partners, LLC, a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Units to be withdrawn, signed by the same persons and in the same manner as the Letter of Transmittal tendering the Units to be withdrawn. In addition, tendered Units may be withdrawn at any time after the Expiration Date until the tender has been accepted for payment as provided above. If tendering
Unit holders tender more than the number of Units that Purchasers seek to purchase pursuant to the Offer for those Units, Purchasers will take into account the number of Units so tendered and take up and pay for as nearly as may be pro rata, disregarding fractions, according to the number of Units tendered by each tendering Unit holder during the period during which that Offer remains open. The terms of the Offers are more fully set forth in the respective formal
Tender Offer Documents which are available from the Purchasers at the Purchasers' expense. The Offers contain terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act, which are incorporated herein by reference. The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.

The Tender Offer Documents may be obtained by written request to Purchasers or as set forth below. A request has been made to each of the Partnerships pursuant to Rule 14d-5 under the Exchange Act for the use of its list of Unit holders for the purpose of disseminating the Offers to Unit holders. Upon compliance by the Partnerships with such request, the Tender Offer Documents and, if required, other relevant materials will be mailed at the Purchasers expense to record holders of Units brokers, banks and similar persons whose names appear or whose nominee appears on the list of securities holders, or persons who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Units.

For Copies of the Tender Offer Documents call the Purchasers at 888-414-8029 or make a written request addressed to CMG Partners, LLC, 999 3rd Avenue, Suite
3800,  Seattle,  Washington  98104.  Telecopy:  206-694-4550

                                 October 8, 2002


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